UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Lazard Ltd

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

G54050102

(CUSIP Number)

Estate of Bruce Wasserstein

c/o David J. Stoll, Esq.

Milbank, Tweed, Hadley and McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005–1413

Tel: (212) 530–5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G54050102
(1)	Names of reporting persons. The Estate of Bruce Wasserstein, Deceased
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,008,004
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,008,004
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,008,004
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
(13)	Percent of class represented by amount in Row (11) 2.16%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Numbers reported on this page exclude all interests held by the Cranberry Dune 1998 Long-Term Trust and the Bruce Wasserstein 2005 Trust, for each of which interests the Estate of Bruce Wasserstein disclaims beneficial ownership.
(2)	Based on the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by Lazard Ltd (the “Form 10-K”), as of January 29, 2010, there were 92,165,912 shares of Class A Common Stock outstanding. For purposes of calculating the percent of class represented by the aggregate amount beneficially owned by the Reporting Person, the number of outstanding shares reflects the sum of (i) the number of shares outstanding as reported in the Form 10-K plus (ii) the number of shares of Class A Common Stock (28,582, received upon vesting of Restricted Stock Units) and Exchangeable Interests (656,094) held by the Reporting Person (which are not reflected in the number of shares outstanding as reported in the Form 10-K).

i

CUSIP No.: G54050102
(1)	Names of reporting persons. The Cranberry Dune 1998 Long–Term Trust, a trust for the descendants of Bruce Wasserstein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,978,859 Exchangeable Interests
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,978,859 Exchangeable Interests
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,978,859
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
(13)	Percent of class represented by amount in Row (11) 7.97%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Numbers reported on this page exclude all interests held by the Estate of Bruce Wasserstein and the Bruce Wasserstein 2005 Trust, for each of which interests the Cranberry Dune 1998 Long–Term Trust disclaims beneficial ownership.
(2)	Based on the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by Lazard Ltd (the “Form 10-K”), as of January 29, 2010, there were 92,165,912 shares of Class A Common Stock outstanding. For purposes of calculating the percent of class represented by the aggregate amount beneficially owned by the Reporting Person, the number of outstanding shares reflects the sum of (i) the number of shares of outstanding shares as reported in the Form 10–K plus (ii) the number of Exchangeable Interests (7,978,859) held by the Reporting Person (which are not reflected in the number of shares outstanding as reported in the Form 10–K).

ii

CUSIP No.: G54050102
(1)	Names of reporting persons. Bruce Wasserstein 2005 Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,323,243 Exchangeable Interests
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,323,243 Exchangeable Interests
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,323,243
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
(13)	Percent of class represented by amount in Row (11) 1.42%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Numbers reported on this page exclude all interests held by the Estate of Bruce Wasserstein and the the Cranberry Dune 1998 Long–Term Trust, for each of which interests the Bruce Wasserstein 2005 Trust disclaims beneficial ownership.
(2)	Based on the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by Lazard Ltd (the “Form 10-K”), as of January 29, 2010, there were 92,165,912 shares of Class A Common Stock outstanding. For purposes of calculating the percent of class represented by the aggregate amount beneficially owned by the Reporting Person, the number of outstanding shares reflects the sum of (i) the number of shares of outstanding shares as reported in the Form 10–K plus (ii) the number of Exchangeable Interests (1,323,243) held by the Reporting Person (which are not reflected in the number of shares outstanding as reported in the Form 10–K).

iii

This Amendment No. 5 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2005 (as it was amended on May 24, 2005, November 25, 2009, December 3, 2009 and February 19, 2010, and may be amended from time to time, the “Schedule 13D”) with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”) of Lazard Ltd, a company incorporated under the laws of Bermuda (“Lazard”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 5 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Except as otherwise set forth in this Item 4, each Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although each may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time dispose of additional shares of Class A Common Stock or Exchangeable Interests owned by them. While the Reporting Persons reserve their right to acquire additional shares of Class A Common Stock, there are currently no plans or proposals to make any acquisitions. Except as otherwise set forth in this Item 4, while no determination has been made at this time with respect to any further dispositions, each Reporting Person may (i) convert Exchangeable Interests and Lazard Group Common Interests into shares of Class A Common Stock or (ii) dispose of shares of Class A Common Stock through open market sales or otherwise. In addition, any Reporting Person may (i) pledge securities beneficially owned by it as security for borrowings by such Reporting Person, or (ii) enter into hedging or other derivative transactions with respect to securities beneficially owned by such Reporting Person.

Registration Request: Pursuant to the terms of the Stockholders Agreement, the Reporting Persons have certain rights to request Lazard to register for resale shares of Class A Common Stock received upon exchange of Exchangeable Interests held by them. On March 2, 2010, the Reporting Persons delivered a letter to Lazard requesting that Lazard file a registration statement for up to 5,958,000 shares of Class A Common Stock (the “Shares”) to be issued upon exchange of the same number of Exchangeable Interests (the “Demand Letter”). Under the Stockholders Agreement, certain other persons have rights to include Shares in any such registration, which may affect the number of Shares that could be sold by the Reporting Persons. In addition, the Reporting Persons may revoke the registration request set forth in the Demand Letter by providing a notice to Lazard revoking such request. Any sale will depend upon a number of factors, including prevailing market conditions at the time of the filing and effectiveness of the registration statement, and there can be no assurance that the number of Shares sought to be included in the registration (or any Shares) will actually be sold. This Amendment No. 5 to the Schedule 13D filed by the Reporting Persons shall not constitute an offer to sell, or the solicitation of an offer to sell, any of the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a) –  (b) The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference.

Each Reporting Person identified in this Schedule 13D expressly disclaims any beneficial ownership in any of the interests in Lazard except for those interests that are stated to be owned beneficially by such Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 4, 2010

ESTATE OF BRUCE WASSERSTEIN

By:	/S/ ELLIS JONES
Name:	Ellis Jones
Title:	Co–Preliminary Executor

CRANBERRY DUNE 1998 LONG-TERM TRUST

By:	/S/ ELLIS JONES
Name:	Ellis Jones
Title:	Co–Trustee

BRUCE WASSERSTEIN 2005 TRUST

By:	/S/ ELLIS JONES
Name:	Ellis Jones
Title:	Co–Trustee